UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Rimini Street Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76674Q107

(CUSIP Number)

Robin Murray

c/o Adams Street Partners

One North Wacker Drive, Suite 2300

Chicago, Illinois 60606

(312) 553-7890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,280,574(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,280,574 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,280,574 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents 4,325,820 shares held by Adams Street 2007 Direct Fund, L.P., 4,875,911 shares held by Adams Street 2008 Direct Fund, L.P., 4,272,039 shares held by Adams Street 2009 Direct Fund, L.P., 1,313,301 shares held by Adams Street 2013 Direct Fund LP, 1,786,318 shares held by Adams Street 2014 Direct Fund LP, 1,371,200 shares held by Adams Street 2015 Direct Venture/Growth Fund LP, 1,353,906 shares held by Adams Street 2016 Direct Venture/Growth Fund LP and 3,982,079 shares held by Adams Street Venture/Growth Fund VI LP. Adams Street Partners, LLC is the managing member of the general partner or the managing member of the general partner of the general partner of each of these entities and may be deemed to beneficially own the shares held by them. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray, Fred Wang and Michael R. Zappert, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the Shares. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray, Fred Wang and Michael R. Zappert disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.
(2)	Based on 59,494,942 shares of the Issuer’s common stock outstanding as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2007 Direct Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,325,820
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,325,820
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,325,820
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 59,494,942 shares of the Issuer’s common stock outstanding as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2008 Direct Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,875,911
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,875,911
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,911
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 59,494,942 shares of the Issuer’s common stock outstanding as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2009 Direct Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,272,039
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,272,039
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,272,039
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 59,494,942 shares of the Issuer’s common stock outstanding as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2013 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,313,301
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,313,301
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,313,301
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 59,494,942 shares of the Issuer’s common stock outstanding as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2014 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,786,318
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,786,318
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,786,318
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 59,494,942 shares of the Issuer’s common stock outstanding as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2015 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,371,200
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,371,200
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 59,494,942 shares of the Issuer’s common stock outstanding as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2016 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,353,906
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,353,906
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,906
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 59,494,942 shares of the Issuer’s common stock outstanding as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street Venture/Growth Fund VI LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,982,079
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,982,079
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,982,079
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 59,494,942 shares of the Issuer’s common stock outstanding as of May 7, 2018, as disclosed in the Issuer’s Form 10-Q filed on May 10, 2018 with the Securities and Exchange Commission.

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by Adams Street Partners, LLC on October 23, 2017, as amended and restated by Amendment No. 1 thereto filed with the SEC on February 15, 2018 (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following: The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

On June 18, 2018, Rimini Street, Inc. (the “Issuer”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain investors with respect to the issuance and sale of equity securities of the Issuer.

Pursuant to the terms of the Securities Purchase Agreement (and in compliance with applicable Nasdaq listing standards), the Issuer is required to seek stockholder approval of the transactions contemplated by the Securities Purchase Agreement (the “Requisite Stockholder Approval”). On June 18, 2018, certain of the Issuer’s stockholders, including Adams Street 2007 Direct Fund, L.P., Adams Street 2008 Direct Fund, L.P., Adams Street 2009 Direct Fund, L.P., Adams Street 2013 Direct Fund LP, Adams Street 2014 Direct Fund LP, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP, and Adams Street Venture/Growth Fund VI LP entered into voting agreements with the investors, pursuant to which such stockholders agreed to vote their shares of the Issuer’s common stock in favor of the Requisite Stockholder Approval, and against any proposal or corporate action that could result in any of the Issuer’s obligations under the Securities Purchase Agreement not being fulfilled or a breach by the Issuer of any covenant, representation or warranty under the Securities Purchase Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2018

ADAMS STREET 2007 DIRECT FUND, L.P.

By: ASP 2007 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2008 DIRECT FUND, L.P.

By: ASP 2008 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2009 DIRECT FUND, L.P.

By: ASP 2009 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2013 DIRECT FUND LP

By: ASP 2013 Direct Management LP, its General Partner

By: ASP 2013 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2014 DIRECT FUND LP

By: ASP 2014 Direct Management LP, its General Partner

By: ASP 2014 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2015 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2015 Direct Management LP, its General Partner

By: ASP 2015 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2016 Direct Management LP, its General Partner

By: ASP 2016 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET VENTURE/GROWTH FUND VI LP

By: ASP VG Management VI LP, its General Partner

By: ASP VG Management VI LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President